ROCKWELL TO FILE AMENDED UNAUDITED FINANCIAL INFORMATION
FOR INTERIM PERIODS ENDING NOVEMBER 30, 2010

January 18, 2011, Vancouver, BC – Rockwell Diamonds Inc. (“Rockwell” or the “Company”) (TSXV: RDI; JSE: RDI; OTCBB: RDIAF) announces that it will file amended unaudited quarterly financial statements and Management Discussion and Analysis for the three and nine months ending November 30, 2010.

The reason for the amendment is to eliminate contract mining fees of $5.3 million previously included in both the Company’s revenue and cost of sales. Rockwell’s revenue for the three-month period is approximately $11.1 million and cost of sales is approximately $5.9 million; for the nine-month period its revenue is approximately $31 million and cost of sales is approximately $17.7 million. Since both revenue and cost of sales have been reversed, there has been no change in Company’s bottom line loss reported for either period.

For further information on Rockwell and its operations in South Africa, please contact:

Stéphanie Leclercq, Tielle Communications:
Landline: +27 (0)11 884 9681
Mobile: +27 (0)83 307 7587
Email:rockwelldiamonds@tielle.co.za

No regulatory authority has approved or disapproved the information contained in this news release.